Exhibit 99.2

Management's Discussion and Analysis
for the year ended May 31, 2013

MEDICURE INC.

Message to Shareholders, September 2013

Medicure continues to focus on the sales and marketing of AGGRASTAT® and in the past year has expanded its investment in the product through clinical and other research activities.

Net revenues for AGGRASTAT finished products for the three months ended May 31, 2013 were $766,934 compared to $371,051 in the same period of the previous year and compared to $447,415 for the previous quarter.  As a Company, we are continuing to focus on the sale and marketing of AGGRASTAT, but we are also investing in a new regulatory, brand and life cycle management strategy for AGGRASTAT.  This strategy includes the SAVI-PCI clinical trial, as well as our transdermal tirofiban development program and the supplemental NDA submission to request an expansion of AGGRASTAT's label.

Management continues to maintain cost control measures implemented over the past several quarters to conserve cash.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business.  We remain committed to creating value from which our shareholders and stakeholders can benefit.

Yours sincerely,
Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis (MD&A) is current to September 25, 2013 and should be read in conjunction with Medicure Inc.’s (Medicure or the Company) audited consolidated financial statements for year ended May 31, 2013 which have been prepared under International Financial Reporting Standards (IFRS) and the Company's annual report on Form 20-F for the year ended May 31, 2013.  Except as otherwise noted, the financial information contained in this MD&A and in the audited consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements.  Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:
•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT;
•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s approved prescribing information;
•	intention to increase sales of AGGRASTAT;
•	intention to develop TARDOXALTM for neurological disorders;
•	intention to investigate and advance certain other product opportunities;
•	intention to obtain regulatory approval for the Company's products;
•	expectations with respect to the cost of the testing and commercialization of the Company's products;
•	sales and marketing strategy;
•	anticipated sources of revenue;
•	intentions regarding the protection of the Company's intellectual property;
•	intention to identify, negotiate and complete business development transactions (eg. The sale, purchase, or license of pharmaceutical products or services);
•	business strategy; and
•	intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
•	general business and economic conditions;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the ability of the Company to continue as a going concern;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled staff;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

Company Profile
Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics.  The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT  (tirofiban hydrochloride) owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

The Company’s research and development program is primarily focused on developing and implementing  new regulatory, brand and life cycle management strategy for AGGRASTAT  and, secondly, on the clinical development of TARDOXAL for neurological disorders.  The Company also continues to explore certain other product opportunities.

MEDICURE INC.
Management's Discussion and Analysis

Strategic changes made over recent years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of, the US $330 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in Note 8 to the accompanying financial statements. Based on management's current estimates and expected operating activities management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal  2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or to secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt..  If the Company is unable to grow sales, develop and/or acquire new products, or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Recent Developments

Amendment of MIOP Loan
Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Stock Options
On May 10, 2013, the Company issued 463,000 stock options certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company's Stock Option Plan at an exercise price of $0.30 per common share.  The options vest immediately and expire on the tenth anniversary of the date of grant.

Ongoing Clinical Trial of AGGRASTAT
As announced on May 10, 2012 the Company is enrolling patients in a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. The Principal Investigator for the study is Steven V. Manoukian, MD, (Nashville, TN).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

MEDICURE INC.
Management's Discussion and Analysis

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

Appointment to the Board of Directors
On January 22, 2013, the Company appointed Brent Fawkes CA, to the Board of Directors.  Mr Fawkes was subsequently appointed by the Board of Directors to replace Mr. Gerry McDole as Chair of the Company’s Audit and Finance Committee.

AGGRASTAT Label Change
On January 8, 2013, the Company announced that a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT was submitted to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT. The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min). The efficacy and safety of the HDB regimen has been evaluated in more than 30 clinical studies involving over 9,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.   The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve Aggrastat's position within the contemporary market.

Early in calendar year 2013, the Company conducted a renal dosing study in volunteers receiving the AGGRASTAT 25 mcg/kg bolus dose. The results of this study were submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function, for FDA review in parallel with the sNDA submission.  The Company received $200,000 (Canadian dollars) in grant funding from the Province of Manitoba Commercialization Support for Business (CSB) Program to complete the renal study.

The sNDA submission was formally accepted by, and prepared in consultation with, the FDA's Division of Cardiovascular and Renal Drug Products.  The Division is currently reviewing the sNDA submission and a response is anticipated before the end of October 2013.

Launch of AGGRASTAT in Puerto Rico
On November 5, 2012, the Company announced that its subsidiary, Pharma, Inc., has entered into an agreement with Seyer Pharmatec, Inc. for the sale and marketing of AGGRASTAT within the Commonwealth of Puerto Rico. Under the terms of the agreement, the Seyer Pharmatec sales force launch its promotional efforts for AGGRASTAT early in calendar year 2013.

Fifteen to One Share Consolidation
Effective at the opening of the market on November 2, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation.

MEDICURE INC.
Management's Discussion and Analysis

New Formulation of AGGRASTAT
On September 26, 2012, the Company announced the development of a transdermal delivery formulation of its lead drug, AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

Commercial:
In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT is conducted by home office staff in Winnipeg, Canada and a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2013 decreased 10% over the net revenue for the year ended May 31, 2012.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenues compared to the previous fiscal year primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue. The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the past two quarters and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to the sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company, Iroko..  There were no similar sales of unfinished products during fiscal 2013.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through strategic investments related to AGGRASTAT and the acquisition of other niche products that fit the commercial organization.

The Company is primarily focusing on:

•	Maintaining and Growing AGGRASTAT sales in the United States.

The Company is working to expand sales of AGGRASTAT in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT is one of three agents, is approximately $330 million per year (2012). At present AGGRASTAT has approximately 2% of this market. The use of AGGRASTAT is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT:
As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

MEDICURE INC.
Management's Discussion and Analysis

One important aspect of the strategy is the Company’s efforts to expand and modify the product label.  The Company has submitted a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT.  The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve AGGRASTAT’s position within the contemporary market.  Any such change is dependent upon review and approval by the FDA

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	The development of a transdermal formulation of AGGRASTAT.

The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.

The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

•	The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

Research and Development:

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

An important aspect of the AGGRASTAT strategy is the revision of its approved prescribing information.  On January 8, 2013, the Company announced that a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT was submitted to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT. The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min). The efficacy and safety of the HDB regimen has been evaluated in more than 30 clinical studies involving over 9,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.   The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve AGGRASTAT’s position within the contemporary market.

MEDICURE INC.
Management's Discussion and Analysis

Related to this label change request, the Company conducted a renal dosing study in volunteers receiving the AGGRASTAT 25 mcg/kg bolus dose. The results of this study were submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function, for FDA review in parallel with the sNDA submission.

The sNDA submission was formally accepted by, and prepared in consultation with, the FDA's Division of Cardiovascular and Renal Drug Products.  The Division is currently reviewing the sNDA submission and a response is anticipated before the end of October 2013.

Another aspect of the AGGRASTAT strategy is to advance studies related to the contemporary use and future regulatory positioning of the product.  On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. The Principal Investigator for the study is Steven V. Manoukian, MD (Nashville, TN).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

Yet another aspect of the AGGRASTAT strategy is to explore and develop new uses and dosing approaches related to the product.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

The Company is also continuing to explore other experimental uses and dosing approaches related to AGGRASTAT.

MEDICURE INC.
Management's Discussion and Analysis

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

Although other new product opportunities exist, the Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital was expended in the past year for the Phase II clinical study of TARDOXAL, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND-TD).  Enrolment in the initial stage of the study has been completed and the results from interim analysis is pending.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved - additional Phase II study underway
Transdermal	Acute and Sub-acute Cardiology	Preclinical - formulation
TARDOXALTM	TD / Neurological indications	Phase IIa – enrolment complete, awaiting analysis

The Company intends to pursue a license or development partnership for TARDOXAL with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has evaluated and continues to evaluate the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. No such formal agreement has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

Transdermal AGGRASTAT:
The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.  This work may lead to other new product formats and formulations of AGGRASTAT, any of which would require substantial additional research and development investment by the Company.

TARDOXAL:

One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXAL (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXAL’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

MEDICURE INC.
Management's Discussion and Analysis

Other Products:

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

Critical Accounting Policies and Estimates

Going concern

The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $125,877,356 as at May 31, 2013 and a working capital deficiency of $2,065,539.  Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.  Areas involving significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt, and long-term debt.

MEDICURE INC.
Management's Discussion and Analysis

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions.  This estimate also requires determining expected revenues from AGGRASTAT sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions.  this estimate also requires determining the time frame when certain sales target are expected to be met and an appropriate discount rate and making assumptions about them.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

Provision for returns and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

MEDICURE INC.
Management's Discussion and Analysis

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances).  Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT  may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand.  Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Measurement and period of use of intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks are expensed as incurred.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit and loss as incurred.

MEDICURE INC.
Management's Discussion and Analysis

Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.
For the year ended May 31, 2013, the Company recorded stock-based compensation of $102,992 (May 31, 2012 - $224,445).

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.
Management's Discussion and Analysis

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters.  On November 1, 2012, the Company completed a consolidation of its outstanding share capital on a basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.  All information is presented under IFRS.

(in thousands of CDN$, except per share data)	May 31, 2013	Feb 28, 2013	Nov 30, 2012	Aug 31, 2012

Product sales, net	768	447	721	667
Cost of goods sold	(153)	(212)	(158)	(143)
Selling, general and administrative	(590)	(618)	(619)	(496)
Research and development	(671)	(545)	(291)	(193)
Gain on settlement of debt	-	-	-	-
Finance expense	(50)	(137)	(138)	(141)
Foreign exchange gain (loss)	(9)	13	9	9
Income (Loss) for the period	(706)	(1,078)	(493)	(297)
Basic and diluted (loss) income per share	(0.06)	(0.09)	(0.04)	(0.02)

(in thousands of CDN$, except per share data)	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011

Product sales, net	371	660	2,247	1,519
Cost of goods sold	(255)	(237)	(249)	(318)
Selling, general and administrative	(612)	(567)	(711)	(784)
Research and development	(503)	(71)	(110)	(360)
Gain on settlement of debt	-	-	-	23,932
Finance expense	21	(134)	(109)	(444)
Foreign exchange gain (loss)	5	6	10	(3)
Income (loss) for the period	(975)	(353)	1,059	23,542
Basic and diluted (loss) income per share	(0.08)

Net loss for the three month period ended May 31, 2013 of $0.7 million has changed from a net loss of $1.0 million compared to the three month period ended May 31, 2012.  Significant variances are as follows:

•
Revenues increased by $0.4 million. The increase in revenues compared to the previous fiscal period primarily reflects fluctuations in wholesale purchasing patterns and inventory adjustments.  The increase is partially attributable to an increase in the number of new hospital customers using AGGRASTAT.

Offset by

•
An increase of $0.1 million in research and development costs during the three months ended May 31, 2013 when compared to the three months ended May 31, 2012 primarily due to increases in research and development expenditures relating to the SAVI-PCI clinical trial during 2013 and the start of a renal dosing study in connection with the sNDA filing.

MEDICURE INC.
Management's Discussion and Analysis

Results of Operations

Revenue

The change in revenue for the years ended May 31, 2013 and 2012 is reflected in the following table:

(in thousands of CDN $)	Year ended May 31, 2013	Year ended May 31, 2012	Increase (decrease)
Sale of finished product, net	$2,603	$2,881	$(278)
Sale of unfinished product, net	$-	$1,915	$(1,915)

Net product sales for fiscal 2013 were $2,603,000, compared to $4,797,000 in fiscal 2012.  The Company currently sells finished AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT to a European Pharmaceutical company.  There were no similar sales of unfinished product during fiscal 2013.

The decrease in revenues compared to the previous fiscal year primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue. The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the year and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to a sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2013.

Cost of goods sold

The change in cost of goods sold for the years ended May 31, 2013 and 2012 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

Cost of goods sold	$666	$1,069	$(403)

Cost of goods sold represents direct product costs associated with AGGRASTAT including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT intangible assets.

Cost of goods sold, excluding amortization, for fiscal 2013 were $131,000 compared to $223,000 in fiscal 2012.  For the year ended May 31, 2013, decreases to cost of goods sold are the result of decreases in net sales of AGGRASTAT and the lower write-offs of expired inventory during fiscal 2013 when compared to fiscal 2012.  Additionally, during 2012 the Company sold unfinished to a European pharmaceutical company, which increased cost of goods sold during fiscal 2012. There were no similar sales of unfinished products during fiscal 2013 and as a result no additional cost of goods sold.

Amortization of AGGRASTAT intangible assets decreased for the year ended May 31, 2013 to $515,000, when compared to $846,000 in fiscal 2012.  The decrease is as a result of certain of the Company's AGGRASTAT intangible assets becoming fully amortized during the 2012 fiscal year resulting in decreased amortization for the year ended May 31, 2013.

MEDICURE INC.
Management's Discussion and Analysis

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.  The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the years ended May 31, 2013 and 2012 are reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

Selling, general, and administrative expenditures:
AGGRASTAT (R)	$1,331	$1,159	$172
Other	$992	$1,515	$(523)

Total	$2,323	$2,674	$(351)

Total Selling, general, and administrative expenditures for fiscal 2013 were $2,323,000, compared to $2,674,000 in fiscal 2012.  Selling, general, and administrative expenditures related to AGGRASTAT were $1,331,000 in fiscal 2013, compared to $1,159,000 in fiscal 2012.  Selling, general, and administrative expenditures – Other were $992,000 in fiscal 2013, compared to $1,515,000 in fiscal 2012.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT increased during the year ended May 31, 2013 as compared to same period in the prior year mainly due to:
•	Additional payroll costs associated with the sale of AGGRASTAT due to additional head office employees providing support for AGGRASTAT; and
•	Increased travel costs associated with the sale of AGGRASTAT.

Selling, general and administrative expenditures – Other decreased during the year ended May 31, 2013 as compared to same period in the prior year mainly due to:
•
$0.1 million decrease due to a reduction in stock compensation recorded during the year ended May 31, 2013, compared to the previous year.  $0.1 million of non-cash stock-based compensation was recorded during the year ended May 31, 2013 relating to stock options that were granted on May 10, 2012 as compared to $0.2 million during the year ended May 31, 2012 relating to stock options granted on July 18, 2011.  These options vested immediately.

•
Lower professional fees during year ended May 31, 2013. During the year ended May 31, 2012 there were several professional fee expenditures relating to the one-time sale of inventory discussed previously, the graduation of the Common Shares from the NEX board of the TSX Venture Exchange to the TSX Venture Exchange, the transition from Canadian GAAP to IFRS and other professional fees.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT intangible assets.  The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres.  The change in research and development expenditures for the years ended May 31, 2013 and 2012 are reflected in the following table:

MEDICURE INC.
Management's Discussion and Analysis

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

Research and development	$1,700	$1,044	$656

Net research and development expenditures for fiscal 2013 were $1,700,000, compared to $1,044,000 in fiscal 2012.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the year ended May 31, 2013 as compared to the same period in fiscal 2012 is due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing, however this increase was partially offset by higher write-offs of patents during the year ended May 31, 2012.

Included in research and development expenses are charges related to impairment of the Company’s intangibles assets.  Impairments of intangible assets for fiscal 2013 were $62,000, compared to $216,000 in fiscal 2012. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Gain on settlement of debt

The change in gain on settlement of debt for the years ended May 31, 2013 and 2012 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

Gain on settlement of debt	-	23,932	(23,932)

During the year ended May 31, 2012, the Company recorded a non cash gain in the amount of $23,932,000 related to the settlement of its previously existing long-term debt.  In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments were reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.

MEDICURE INC.
Management's Discussion and Analysis

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for; i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with International Financial Reporting Interpretations Committee (IFRIC) 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.  This was a one-time transaction and no similar gains were experienced during fiscal 2013.

Finance Expense

The change in finance expense for the years ended May 31, 2013 and 2012 is reflected in the following table:
	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

Finance expense	$466	$554	$(88)

Finance expense for fiscal 2013 was $522,000, compared to $554,000 in fiscal 2012.  The decrease in finance expense for the year ended May 31, 2013 as compared to the prior fiscal year is due to the settlement of the Company’s long-term debt on July 18, 2011 as described above and in Note 8 of the audited consolidated financial statements for the year ended May 31, 2013.  Finance expense in the prior fiscal year includes interest on the Birmingham long-term debt  from June 1, 2011 to its settlement on July 18, 2011, as well as interest associated with the Company’s long-term debt obtained on July 18, 2011 which had an effective interest rate of seven percent during the year ended May 31, 2012.  The decrease as a result of the debt settlement is partially offset by higher accretion on the Company’s royalty obligation, which arose out of this debt settlement and higher interest on the Company’s current long-term debt as it was outstanding for the entire fiscal year ended May 31, 2013.

MEDICURE INC.
Management's Discussion and Analysis

(Loss) income and comprehensive (loss) income for the period

The consolidated net (loss) income and comprehensive (loss) income for the years ended May 31, 2013 and 2012 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2013	May 31, 2012	(decrease)

(Loss) income for the period	$(2,574)	$23,386	$(25,960)
Comprehensive (loss)
income for the period	$(2,609)	$23,865	$(26,474)
(Loss) income per share	$(0.21)	$1.99	$(2.20)

For the year ended May 31, 2013, the Company recorded a consolidated net loss of $2,574,000 or $0.21 per share compared to consolidated net income of $23,386,000 or $1.99 per share for the year ended May 31, 2012.  As discussed above the main factors contributing to the net income in fiscal 2012 when compared to the loss during the 2013 fiscal year were the non-cash gain on the settlement of the Birmingham long-term debt and increased sales resulting from the $1.9 million of revenue recognized on the sale of unfinished product, partially offset by higher research and development expenses during the year ended May 31, 2013 due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing.

For the year ended May 31, 2013, the Company recorded a total comprehensive loss of $2,609,000 compared to comprehensive income of $23,865,000 for the year ended May 31, 2012. The change in comprehensive income (loss) results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

Management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal  2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only and principal repayments will begin on August 1, 2015 and the loan matures on July 1, 2018.

Cash used in operating activities for the year ended May 31, 2013 decreased $1,380,000 to $962,000 compared to cash provided by operating activities of $417,000 for 2012 primarily due to a payments made in fiscal 2013 relating to the manufacture of AGGRASTAT, as well as a higher net loss resulting from lower revenues and increased research and development expenses, partially offset by lower payments made in the Companies accounts payable during fiscal 2013.

Investing activities for the year ended May 31, 2013 were cash used totaling $7,000 relating to the acquisition of property and equipment and intangible assets compared to $98,000 for the year ended May 31, 2012.

There were no cash flows from financing activities during the year ended May 31, 2013.  Financing activities for the year ended May 31, 2012 consisted of proceeds on long-term debt as a result of a new loan with the Government of Manitoba totaling $5,000,000.  The loan is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Of these proceeds received $4,750,000 was used to repay existing debt as a part of the Birmingham debt settlement transaction on July 18, 2011 as described above and in note 8 to the audited consolidated financial statements for the year ended May 31, 2013.  Additionally, the Company paid $198,000 in costs associated with the issuance of Common Shares, and settling the existing debt, all occurring on July 18, 2011..

MEDICURE INC.
Management's Discussion and Analysis

At May 31, 2013 the Company had cash totaling $126,615 compared to $1,124,345 as of May 31, 2012.  As at May 31, 2013, the Company had working capital deficit  of $2,066,000 compared to working capital of $957,000 at May 31, 2012.  The significant change in the working capital of the Company between the two years is as a result of a higher net loss resulting from lower revenues and increased research and development expenses, higher accounts payable and a portion of the Company’s long-term debt being recorded as current at May 31, 2013 as at this time principal payments were due within one year.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The Company has long-term debt at May 31, 2012 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2013. Interest is accrued based on an annual effective interest rate of 8.0%. The minimum annual debt obligations are disclosed under Contractual Obligations.

The total number of common shares issued and outstanding at May 31, 2013 and 2012 was 12,196,508 .  As at May 31, 2013 the Company had 1,421,352 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.

The total number of common shares issued and outstanding at September 23, 2013 was 12,196,508.  As at September 23, 2013 the Company had 1,421,352 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.

Contractual Obligations

As at May 31, 2013, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2013	2014	2015	2016	2017	Thereafter

(in thousands of CDN $)
Accounts payable and accrued
liabilities	$2,263	$2,263	$-	$-	$-	$-	$-
Debt financing obligations 1	5,449	1,624	1,816	1,729	280	-	-
Purchase agreement commitments 2	2,581	1,508	715	358	-	-	-
Management services agreement
commitments 3	111	111	-	-	-	-	-

Total	$10,404	$5,506	$2,531	$2,087	$280	$-	$-

1
Long-term debt obligations reflect the principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT from a third party.

MEDICURE INC.
Management's Discussion and Analysis

3.
Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The agreement was renewed for calendar 2013.

Debt obligations reflect the minimum annual payments under the debt financing agreement.  In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT and TARDOXAL as well as other product opportunities.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

As a part of the Birmingham debt settlement described in note 8 to the consolidation financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  Royalties for the year ended May 31, 2013 total $104,979 in regards to the royalty obligation (2012 - $99,965 and 2011 - nil), with payments made in fiscal 2013 being $88,105 (2012 - $84,784 and 2011 - nil).

As part of the sale of unfinished product as described in note 12 to the consolidated financial statements, if the Company exercised its option to obtain AGGRASTAT data and was successful in getting changes to the approved use of AGGRASTAT in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT sales.  On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

MEDICURE INC.
Management's Discussion and Analysis

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value, based on the terms of the long-term debt, as described in note 8 to the consolidated financial statements for the year ended May 31, 2013.  The royalty obligation and other long-term liability are recorded at fair value.  The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates.  The Company has not entered into any futures or forward contracts as at May 31, 2013 or May 31, 2012.  The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	May 31, 2013	May 31, 2012

Cash and cash equivalents	$115,830	$988,734
Accounts receivable	407,589	376,796
Accounts payable and accrued liabilities	(1,189,421)	(700,340)
Royalty obligation	(497,749)	(521,124)

Net	$(1,163,751)	$144,066

Based on the above net exposures as at May 31, 2013, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding  increase or decrease on the Company's net income (loss) of approximately $58,000 (2012 - $7,000).

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

During the year ended May 31, 2013, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $190,000 (2012 - $184,167 and 2011 - $225,000) for business administration services, $32,500 (2012 - $19,563 and 2011 - $17,671) in rental costs and $26,125 (2012 - $46,275 and 2011 - nil) for commercial support services.  As described in note 13, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2013, the Company paid GVI CDS $134,696 (2012 - $146,154 and 2011 - $169,762) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended  May 31, 2013, the Company paid CanAm $467,763 (2012 - $254,493 and 2011 - $138,817) for research and development services.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2013 or 2012.

MEDICURE INC.
Management's Discussion and Analysis

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $7,366 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As of May 31, 2013, included in accounts payable and accrued liabilities is $106,216 (May 31, 2012 - $7,862) payable to GVI, $89,545 (May 31, 2012 - $10,403) payable to GVI CDS and $351,297 (May 31, 2012 - $51,705) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.   As at May 31, 2013, included in accounts payable and accrued liabilities is $37,750 (May 31, 2012 - nil) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The Company is primarily focusing on:

Maintaining and Growing AGGRASTAT sales in the United States.

The Company is working to expand sales of AGGRASTAT in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT is one of three agents, is approximately $330 million per year (2012). At present AGGRASTAT has approximately 2% of this market. The use of AGGRASTAT is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT:

As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

One important aspect of the strategy is the Company’s efforts to expand and modify the product label.  The Company has submitted a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT.  The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve AGGRASTAT’s position within the contemporary market.  Any such change is dependent upon review and approval by the FDA

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

MEDICURE INC.
Management's Discussion and Analysis

The development of a transdermal formulation of AGGRASTAT.

The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.

The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements.  However, the Company is required to certify for the Securities Exchange Commission.  Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2013.

Risks and Uncertainty

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2013, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

With the exception of AGGRASTAT, all of the Company’s products and technologies are currently in the research and development stages.  To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy.  Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.  The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.  There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXAL.  There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT.

MEDICURE INC.
Management's Discussion and Analysis

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended May 31, 2013, can be obtained on SEDAR (www.sedar.com).